

September 23, 2013

<u>Via E-mail</u>
Frank B. Wyatt, II
Senior Vice President, General Counsel and Secretary
CommScope Holding Company, Inc.
1100 CommScope Place, SE
Hickory, NC 28602

> **Re:** **CommScope Holding Company, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 16, 2013**
> **File No. 333-190354**

Dear Mr. Wyatt:

We have reviewed your filing and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide, we may have additional comments.

<u>The Offering, page 8</u>

1. We note your response to comment 2 from our letter dated September 12, 2013. Please revise your description here to specify the amount of proceeds that you intend to use redeem your 2019 notes. In addition, please clarify whether you expect to have any excess proceeds to use for general corporate purposes. To the extent you intend to use all net proceeds from this offering to redeem your notes, please statement regarding using "the remainder for general corporate purposes."

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director